UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and

Rule 14f-1 Promulgated Thereunder

AIS Holdings Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	000-55769	36-4877329
(state or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

2-18-23, Nishiwaseda Shinjuku-Ku, Tokyo, Japan	169-0051
(address of principal executive offices)	(zip code)

N/A
(former name or former mailing address, if changed since last report)

____________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
____________________________________________________________________________

AIS Holdings Group, Inc.

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 PROMULGATED THEREUNDER

WE ARE NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

INTRODUCTION

This Information Statement is being furnished to the holders of record as of April 1, 2025, of the outstanding shares of common stock, par value $0.0001 per share, of AIS Holdings Group Inc. (“Company”), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

CHANGE OF CONTROL TRANSACTION

On April 1, 2025, Takehiro Abe entered into a Share Purchase Agreement (the “Agreement”) with SKYPR LLC, an entity controlled by Ryohei Uetaki, pursuant to which Takehiro Abe sold 18,200,000 shares of his restricted common stock in the Company to SKYPR LLC. These shares, representing approximately 91% of the Company’s outstanding stock, were sold for total consideration of eighty thousand dollars ($80,000). The transaction was consummated on the same date, resulting in a change in control of the Company, with SKYPR LLC becoming the largest controlling stockholder.

On the Closing Date, April 1, 2025, Mr. Takehiro Abe resigned from his positions as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, and Treasurer. Additionally, Mr. Abe resigned from his role as Director, with his resignation becoming effective on the 10th day after the mailing of the Company’s information statement on Schedule 14F-1 to the Company’s stockholders. On the Closing Date, Mr. Ryohei Uetaki was appointed as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director. Mr. Uetaki’s appointment as Director is to be effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders. Mr. Abe’s resignation was not due to any disagreement with the Company regarding its operations, policies, or practices. Furthermore, there is no arrangement or understanding between Mr. Uetaki and any other person pursuant to which he was appointed as the Company’s sole officer and director.

Effective upon the 10th day after this Schedule 14f-1 has been mailed to the Company’s stockholders (the “Appointment Date”), Mr. Takehiro Abe’s resignation as Director will become effective.

A stockholder vote was not required and will not be taken with respect to the appointment of Mr. Ryohei Uetaki, the incoming Director. You are not required to take any action with respect to the appointment of Mr. Ryohei Uetaki or otherwise with respect to the transactions and events described above.

To the best of our knowledge, except as set forth in this Information Statement, the incoming director is not currently a director of the Company, does not hold any position with the Company nor has been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, the incoming officer and or existing officer of the Company has not been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

VOTING SECURITIES

The Company has 20,000,000 shares of common stock, $0.0001 par value, issued and outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

After giving effect to the above described transaction, the following table sets forth, as of the date of this report, the number of shares of common stock owned of record and beneficially by executive officers, directors and persons who beneficially own more than 5% of the voting control of our outstanding shares of stock, inclusive of common and preferred stock.

Unless otherwise indicated, each person/entity named in the following table is assumed to have sole voting power and investment power with respect to all shares of our common stock listed as owned by such person/entity. The address of each person/entity is deemed to be the address of the issuer unless otherwise noted.

The percentage of voting control held by each listed person/entity is based on 20,000,000 shares of common stock, $0.0001 par value, issued and outstanding as of the date of this report.

Pursuant to Rule 13d-3 promulgated under the Exchange Act, any securities not outstanding which are subject to warrants, rights or conversion privileges exercisable within 60 days are deemed to be outstanding for purposes of computing the percentage of outstanding securities of the class owned by such person but are not deemed to be outstanding for the purposes of computing the percentage of any other person.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (Common Shares)	Percentage of Class (Common)	Total Voting Percentage

Officers and Directors
Ryohei Uetaki (1)	18,200,000	91%	91%
5% or Greater Shareholders
SKYPR LLC (1)	18,200,000	91%	91%
Total Voting Percentage (5% or greater shareholders and Officers/ Directors as a group)			91%
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Note: Mr. Ryohei Uetaki serves as our Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and his appointment as Director will be effective 10 days after the filing/mailing of this Schedule 14f-1.

1 SKYPR LLC is owned and controlled by Ryohei Uetaki. The above row that denotes ownership for Ryohei Uetaki, individually, is comprised of his indirect holdings in the Company via SKYPR LLC.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

On the Closing Date, Mr. Takehiro Abe resigned as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, and Treasurer. In addition, Mr. Abe resigned as Director on the Closing Date and his resignation is to be effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders. On the Closing Date, Mr. Ryohei Uetaki was appointed as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director. Mr. Uetaki’s appointment as Director is to be effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders. The resignation of Mr. Abe was not the result of any disagreement with the Company on any matter relating to its operations, policies, or practices. There is no arrangement or understanding among the newly appointed officers and directors or any other person pursuant to which they were appointed as a director and officer of the Company.

Effective upon the 10th day after this Schedule 14f-1 has been mailed to the Company’s stockholders (the “Appointment Date”), Mr. Takehiro Abe’s resignation as Director will become effective.

Mr. Uetaki does not have a direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K. At this time, the Company does not have any written employment agreements or other formal compensation agreements with our new officers and directors. Compensation arrangements are the subject of ongoing development and the Company will disclose any compensatory arrangements entered into in the future.

The biographical information of Mr. Uetaki is below:

Name	Age	Position
Ryohei Uetaki	50	Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director [1]
Takehiro Abe	42	Director [2]

1 Mr. Uetaki was appointed as Director on April 1, 2025, his appointment is to be effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

2 Mr. Abe resigned as Director on April 1, 2025, a resignation that is effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

Mr. Ryohei Uetaki, age 50, graduated from the Osaka Gakuin University Faculty of Commerce in 1997. In 2000, he founded Zero Step Ltd and became its president. However, Zero Step Ltd ceased operations in 2006. Following that, Mr. Uetaki joined EAZ Holdings Ltd as a director responsible for the company’s marketing efforts, serving in this role until 2007. From 2007 to 2019, he worked as an independent business consultant. Between 2017 and 2018, Mr. Uetaki served as an associate professor at Keio University Graduate School. On October 25, 2019, Mr. Uetaki was appointed president, CEO, and director of World Scan Project, Inc., a Delaware company. On January 10, 2020, he became the CEO and a member of SKYPR LLC. On January 22, 2020, he was appointed president, CEO, and director of World Scan Project Corporation, a Japanese corporation. On November 18, 2020, he also became the president, CEO, and director of Kids Cell Technologies Corporation. On April 1, 2025, Mr. Uetaki was appointed the sole officer and director of AIS Holdings Group, Inc., a Delaware company. Currently, Mr. Uetaki serves as an officer and director of World Scan Project, Inc., World Scan Project Corporation, SKYPR LLC, Kids Cell Technologies Corporation, and AIS Holdings Group, Inc. Mr. Ryohei Uetaki was appointed the sole officer and director of AIS Holdings Group, Inc. on April 1, 2025, due to his extensive business experience.

Mr. Takehiro Abe, age 42, Mr. Takehiro Abe obtained his Master of Engineering degree from Nagoya University in 2007, specializing in micro-nano systems. That same year, he began working as a systems engineer at Hitachi, Ltd. In 2009, he left Hitachi and started his own independent practice as an insurance agent, selling insurance policies until 2015. In 2015, he founded LDSQUARE Co., Ltd. in Japan. Currently, as the President of LDSQUARE Co., Ltd., Mr. Abe provides institutional financial advisory services. On April 1, 2016, he was appointed Chief Operating Officer and Director of White Fox Ventures, Inc., a Nevada corporation. On August 12, 2016, he was appointed Chief Financial Officer of White Fox Ventures, Inc. On June 20, 2017, he resigned as Chief Operating Officer, Chief Financial Officer, and Director of White Fox Ventures, Inc. On June 18, 2017, Mr. Abe was appointed as the Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director of AIS Holdings, Inc. On April 1, 2025, Mr. Abe resigned from all of his positions held with AIS Holdings Group, Inc.

CORPORATE GOVERNANCE

Family Relationships

There are no family relationships among our directors or officers.

Director Independence

We do not have any independent directors and our Board is in the process of searching for suitable candidates.

Committees of the Board of Directors

Our Board does not have any committees, as companies whose securities are not traded on a national exchange are not required to have Board committees. However, at such time in the future that we appoint independent directors on our Board, we expect to form the appropriate Board committees and identity an audit committee financial expert. All functions of an audit committee, nominating committee and compensation committee are and have been performed by our Board.

Director Nominations

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for Board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the Board.

Board Oversight

Our management is responsible for managing risk and bringing the most material risks facing the Company to the Board’s attention. Because we do not yet have separately designated committees, the entire Board has oversight responsibility for the processes established to report and monitor material risks applicable to the Company relating to (1) the integrity of the Company’s financial statements and review and approve the performance of the Company’s internal audit function and independent accountants, (2) succession planning and risk related to the attraction and retention of talent and to the design of compensation programs and arrangements, and (3) monitoring the design and administration of the Company’s compensation programs to ensure that they incentivize strong individual and group performance and include appropriate safeguards to avoid unintended or excessive risk taking by Company employees.

Board Diversity

While we do not have a formal policy on diversity, our Board considers diversity to include the skill set, background, reputation, type and length of business experience of our Board members, as well as a particular nominee’s contributions to that mix. Although there are many other factors, the Board seeks individuals with industry knowledge and experience, senior executive business experience, and legal and accounting skills.

NEW DIRECTORS AND EXECUTIVE OFFICERS

Our new management team and their backgrounds are as follows:

Name	Age	Position
Ryohei Uetaki	50	Chief Executive Officer, Chief Financial Officer, President, Treasurer, Secretary and Director

 Mr. Ryohei Uetaki’s biography appears above, under the heading, “Current Directors and Executive Officers”.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described above, there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company is to be a party, in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest.

Review, Approval and Ratification of Related Party Transactions

We have not adopted formal policies and procedures for the review, approval or ratification of related party transactions with our executive officers, directors and principal stockholders.

Stockholder Communications with Directors

Stockholders who want to communicate with our Board or any individual director can write to:

2-18-23, Nishiwaseda Shinjuku-Ku, Tokyo, Japan 162-0051.

Your letter should indicate that you are a stockholder of our Company. Depending on the subject matter, management will:

•	Forward the communication to the director or directors to whom it is addressed;

•	Attempt to handle the inquiry directly; or

•	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the directors upon request.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Officer and Director Compensation

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to our now former sole officer and soon to be former director by the Company during the year ended March 31, 2024 in all capacities:

Name	Year	Salary	Bonus	Stock Award(s)	Option| Awards	All Other Compensation	Total
Takehiro Abe,	2023	None	None	None	None	None	None
Sole Officer and Director	2024	None	None	None	None	None	None

On April 1, 2025, Mr. Takehiro Abe resigned as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer. In addition, Mr. Abe resigned as Director on the Closing Date and his resignation is to be effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

The Company's former sole officer and director has not received any cash or other remuneration since he was appointed to serve in such capacities. No remuneration of any nature has been paid for on account of services rendered by a director in such capacity.

We have formulated no plans as to the amounts of future cash compensation. It is possible that, after the Company successfully consummates a business combination with an unaffiliated entity, that entity may desire to employ or retain members of our management for the purposes of providing services to the surviving entity. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees. There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be disclosed. The Company does not have a standing compensation committee or a committee performing similar functions.

Employment Agreements

We have not entered into employment agreements with any of our officers, directors or employees.

Director Compensation

Our directors are reimbursed for expenses incurred by them in connection with attending Board meetings, but they do not receive any other compensation for serving on the Board.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities (the “Reporting Persons”), to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). The Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file. Based solely on a review of the copies of such forms that were received by the Company, or written representations from certain reporting persons that no Form 5s were required for those persons, the Company is aware that certain Form 3s have not been filed showing indirect ownership, and a Form 4 has not been filed showing disposition of securities.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

AIS Holdings Group, Inc.

Dated: April 14, 2025	/s/ Ryohei Uetaki
Ryohei Uetaki Chief Executive Officer